Richard W. Viola	201 North Tryon Street
Charlotte, NC 28202
704.343.2149	P.O. Box 31247 (28231)
Fax 704.444.8779	704.343.2000
rick.viola@hmw.com	f 704.343.2300

January 2, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-004

RE:	Ruddick Corporation
Definitive Proxy Statement
Commission File No. 1-6905

Ladies and Gentlemen:

     On behalf of Ruddick Corporation (the “Company”), and pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, we transmit herewith, via EDGAR, the Company’s Schedule 14A, Notice of Annual Meeting, Definitive Proxy Statement and Proxy Card (the “Proxy Materials”), for filing with the Securities and Exchange Commission.

     Please call the undersigned, collect, at (704) 343-2149, if you have any questions with respect to this filing.

Yours very truly,

/s/ RICHARD W. VIOLA
Richard W. Viola

Enclosures
cc w/encl:	Ruddick Corporation
New York Stock Exchange, Inc.